UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2023
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Non-Reliance on Previously Issued Financial Statements or Related Audit Report

On July 4, 2023, the management of Waldencast plc (the “Company”) and the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors (the “Board”) concluded that the previously issued (i) annual financial statements of Obagi Global Holdings Limited (“Obagi”), as of and for the year ended December 31, 2021, and associated report of the Company’s independent registered public accounting firm, Deloitte & Touche LLP (“Deloitte”), (ii) the interim financial statements of Obagi as of and for the periods ended March 31, 2022, and June 30, 2022, and (iii) press releases, earnings releases, and investor communications describing the Company’s financial performance for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022 (collectively (i), (ii) and (iii), the “Relevant Periods”), should no longer be relied upon because the Company expects to restate the aforementioned financial statements and financial information for the relevant reporting periods linked to the revenue recognition as applicable to: (A) Obagi’s sales activity to its Southeast Asia distributor during the second half of fiscal year 2022 and (B) marketing and other services purportedly performed by certain of Obagi’s distributors.

As previously disclosed, the Audit Committee, with the assistance of outside counsel, conducted an independent review pertaining to, among other things, certain accounting issues in connection with the sale of Obagi products for the Vietnam market, which arose from concerns following the lapse in renewing certain product registrations in Vietnam and related accounting issues. Such product registrations were ultimately renewed in June 2023. The extended renewal process, and related effects, triggered, among other things, the need for further analysis under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, with respect to the collectability of the relevant revenue during the second half of fiscal year 2022. At this time, the Company expects the revenue in connection with sales of its Obagi products for the Vietnam market during the second half of fiscal year 2022 to be reduced to zero from its prior expectation of approximately $33 million, which the Company expects will be partially offset by a reversal of costs of goods sold of approximately $10 million and selling and general and administrative costs of approximately $3 million.

In addition, during the course of the review, the Company revisited the accounting used by Obagi during the Relevant Periods with respect to the recording of revenue for payments and discounts provided to certain Obagi distributors for marketing and other services purportedly performed by such distributors, which had never been used in the Milk Makeup LLC (“Milk Makeup”) business, and determined that such methodology will no longer be used by the Company, nor any of its subsidiaries. The Company believes that the determination of fair value for these services, along with the related recording of revenue and expenses, for some of these arrangements were not adequately supported, and accordingly, the Company concluded that the recorded amounts for marketing and other services performed by all distributors should be removed from Obagi’s and the Company’s revenue and expense items for the Relevant Periods. At this time, the Company expects (i) the revenue to be adjusted downward in connection with this matter by approximately $40 million and $41 million for fiscal years 2022 and 2021, respectively; and (ii) for these amounts to be offset on a dollar-for-dollar basis as a result of a decrease in expenses, so that this change in accounting methodology is not expected to result in any change in the Company’s net income, Adjusted EBITDA (as defined below) or cash flow.

The non-reliance decision was also informed by an independent review undertaken by the Audit Committee, with the assistance of outside counsel, of the circumstances surrounding these issues to determine, among other things, whether certain accounting corrections are now necessary. The above-described expected adjustments are current estimates and still subject to change. Moreover, although the Audit Committee’s independent review described above has substantially concluded, there can be no assurance that the ongoing review will not result in further adjustments to the financial statements.

The Company intends to restate its consolidated financial statements for the Relevant Periods in its Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”).

In connection with the restatement, management of the Company has determined that a material weakness existed in the Company’s internal control over financial reporting during the Relevant Periods. The Company is continuing to evaluate, modify where necessary, and implement its plan to remediate the material weakness. The current remediation plan, which will be described in more detail in the 2022 Form 20-F, includes implementing changes in processes and controls intended to remediate the material weakness, as well as implementing certain personnel changes.

The Company’s management and the Audit Committee have discussed the matters disclosed in this Form 6-K with Deloitte.

Waiver and Consent to Credit Agreement

As previously disclosed, on June 24, 2022, Waldencast Finco Limited, a private company incorporated under the laws of Jersey with registered number 143249 and indirect subsidiary of the Company (the “Borrower”), entered into a Credit Agreement (as amended, restated, amended and restated, modified or otherwise supplemented from time to time, the “Credit Agreement”), by and among the Borrower, Waldencast Partners LP (the “Parent Guarantor”), the lenders party thereto (the “Lenders”) and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”). As of June 30, 2023, there were $166.3 million in an aggregate principal amount of term loans and $49.1 million in an aggregate principal amount of revolving loans outstanding under the Credit Agreement.

As previously disclosed, on May 31, 2023, the Administrative Agent and the required Lenders entered into a waiver and consent agreement with the Borrower, pursuant to which they agreed to waive any default or event of default that has or would result from the failure to deliver the financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022 and the fiscal quarter of the Borrower ended March 31, 2023 until June 30, 2023.

On June 30, 2023, the Administrative Agent and the required Lenders entered into a subsequent waiver and consent agreement with the Borrower and Parent Guarantor, pursuant to which they agreed to (i) waive any default or event of default that has or would result from the failure to deliver the financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022 and the fiscal quarter of the Borrower ended March 31, 2023, respectively and (ii) suspend the testing of certain financial covenants set forth in the Credit Agreement. Such waiver shall remain in effect until August 15, 2023 (the “Waiver Expiration Date”). Failure to deliver the required financial information on or prior to the Waiver Expiration Date will result in an event of default under the Credit Agreement (unless otherwise waived or extended). The waiver also places additional restrictions on the Borrower’s, Parent Guarantor’s and certain of their subsidiaries’ ability to incur certain types of additional indebtedness, make certain acquisitions and investments, create certain liens, dispose of certain assets and make certain types of restricted payments until the Waiver Expiration Date.

Following the Waiver Expiration Date, if the required financial statements have not been delivered, the Administrative Agent and the required Lenders will have the right to exercise any and all rights and remedies available to them under the Credit Agreement with respect to the resulting event of default, including, among other things, the acceleration of all amounts due under the Credit Agreement. There can be no assurance that the Administrative Agent or the Lenders will continue to grant the Borrower waivers from any continuing or future defaults or events of default.

Forward-Looking Statements

Statements in this report that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the Company’s expectations with regard to any restated or adjusted items in its financial statements for the Relevant Periods and the impacts thereof; the anticipated timing of the filing of the 2022 Form 20-F; the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting; the Company’s ability to meet the Waiver Expiration Date; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: the risk that the Audit Committee discovers additional adjustments; the implementation of the remediation plan for the material weakness identified in the

Company’s internal control over financial reporting; the potential for delisting, legal proceedings or government investigations or enforcement actions relating to the subject of the Audit Committee review or inability to finalize financial results in a timely manner; the risk that the Administrative Agent or the Lenders fail to grant the Borrower waivers from any continuing or future defaults or events of default; and other risks detailed in the Company’s Registration Statement on Form F-1 (File No. 333-267053), originally filed with the Securities and Exchange Commission (the “SEC”) on August 24, 2022 and as thereafter amended, and in other documents that it files or furnishes with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this report, except as required by law.

Use of Non-GAAP Financial Measures

This report includes references to Adjusted EBITDA, which is not presented in accordance with generally accepted accounting principles in the United States (“GAAP”). Non-GAAP financial measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income (loss) derived in accordance with GAAP. Adjusted EBITDA is defined as net income (loss) excluding the impact of income tax benefit, interest expense, net, depreciation and amortization and the transaction costs, non-cash items, and certain non-recurring income and expense that do not occur regularly as part of the normal activities of Obagi and Milk Makeup.

The Company believes the non-GAAP measure of Adjusted EBITDA provides useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. The Company believes that the use of this non-GAAP financial measure provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing its financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. This non-GAAP measure also provides perspective on how the Company’s management evaluates and monitors the performance of the business and provides a view on how the ongoing operating company performs. This non-GAAP financial measure is subject to inherent limitations as it reflects the exercise of judgments by management about which expense and income are excluded or included in determining this non-GAAP financial measure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: July 5, 2023	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer

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